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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             (Amendment No. (____)*


                              DRUG EMPORIUM, INC.
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                                (Name of Issuer)


                                 COMMON SHARES
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                         (Title of Class of Securities)


                                  262175-10-2
                                 --------------
                                 (CUSIP Number)

                               Dareth A. Gerlach
                              c/o David P. Gerlach
                          Lancaster Colony Corporation
                              37 West Broad Street
                             Columbus, Ohio  43215
                                 (614) 224-7141

                                with a copy to:

                              Robert F. Gage, Esq.
                             1300 Huntington Center
                               41 S. High Street
                              Columbus, Ohio 43215
                                 (614) 365-2766
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               January 31, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262175-10-2
                                                                   (Page 2 of 4)


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1)       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dareth A. Gerlach,  SSN -- ###-##-####
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                (b) [x]
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS*

         00
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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      [ ]

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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NUMBER OF         (7) SOLE VOTING POWER
SHARES            1,251,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          (8) SHARED VOTING POWER
EACH              None.
REPORTING         --------------------------------------------------------------
PERSON WITH       (9) SOLE DISPOSITIVE POWER 1,251,000
                  --------------------------------------------------------------
                  (10) SHARED DISPOSITIVE POWER
                  None.
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,251,000
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                              [ ]

         Not Applicable.
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
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 14)     TYPE OF REPORTING PERSON*

         IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262175-10-2
                                                                  (Page 3 of 4)

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, without par value (the "Common Stock"), of Drug Emporium, Inc. (the "Company"). The principal executive offices of the Company are located at 155 Hidden Ravines Drive, Powell, Ohio 43065.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     Name:  Dareth A. Gerlach (the "Reporting Person")

         (b)     Residence or business address:    c/o David P. Gerlach
                                                   Lancaster Colony Corporation
                                                   37 West Broad Street
                                                   Columbus, Ohio 43215
         (c)     Not applicable.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person is the special trustee of an inter vivos trust (the "Trust") which holds 1,248,000 shares of Common Stock. In addition, the Reporting Person directly holds 3,000 shares of Common Stock representing beneficial ownership of less than 0.1% of the Company's total Common Stock outstanding as of May 16, 1997, based on the number of shares of Common Stock outstanding as reported in the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 1997. By virtue of the provisions of the Trust, the Reporting Person automatically became the special trustee of the Trust upon the death of the settlor of the Trust on January 31, 1997. In her capacity as special trustee, the Reporting Person holds the sole voting and dispositive power over the Common Stock held in the Trust. The Reporting Person has taken no action pursuant to such power to vote or dispose of any of the Common Stock. The appointment of the Reporting Person as the special trustee of the Trust is the event which requires the filing of this statement.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has no present plans or proposals which relate to or would result in any of the actions enumerated in subsections (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 1,251,000 shares of the Company's Common Stock, representing 9.5% of the Company's total Common Stock outstanding as of May 16, 1997, based on the number of shares of Common Stock outstanding as reported in the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 1997.

         (b) The Reporting Person possesses the sole power to vote or direct the vote of the Common Stock identified in paragraph (a) above.

         (c) The Reporting Person has not effected any transactions in the Common Stock in the past sixty days.
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CUSIP No. 262175-10-2
                                                                  (Page 4 of 4)


         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Dareth A. Gerlach
                                        ---------------------------------
                                        Dareth A. Gerlach, individually